Exhibit 99.1

IAMGOLD Launches Expansion Feasibility Study
 for its Essakane Mine in Burkina Faso

All figures in U.S. dollars unless otherwise specified.

Toronto, Ontario, October 20, 2010 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) announced today that it has launched a full Feasibility Study (the “Study”) to review the expansion of the Essakane Mine in Burkina Faso in West Africa.  The decision to proceed with the Study was based on positive results from the ongoing drill campaign and on the findings of a recently completed Conceptual Study.  The Study is scheduled for completion in the third quarter of 2011.

“We are very enthusiastic about this organic growth opportunity to expand Essakane and to continue to build upon the Company’s million ounce platform of world-class low-cost mines,” said Peter C. Jones, President and Chief Executive Officer.  “Since the acquisition of Essakane, the Company has always considered expansion to be a strong possibility to add value beyond the original project.”

Mr. Jones continued, “On the back of continued drilling success in 2010, the Feasibility Study will commence immediately. The current mine plan includes processing of soft rock for the first three years at a rate of 9.0 million tonnes per year, followed by approximately nine years of processing hard rock.  The Study is expected to demonstrate that the hard rock capacity of the mill could be expanded to process approximately 10.8 million tonnes per year versus the current plan to process 5.4 million tonnes per year.  We believe that the expansion could have the potential to increase production at Essakane from the currently estimated life-of-mine average production of 315,000 ounces per year to an estimated 450,000 to 470,000 ounces per year.”

The objectives of the Study are:
•	to confirm the financial viability of the expansion;
•	to review all associated risks and opportunities previously defined in the Conceptual Study;
•	to delineate further resources and convert a portion of the resources into the reserve category; and
•	to refine the engineering and costs estimates to within a +/- 15% tolerance.

Assuming a positive outcome of the Study, construction could commence as early as Q4 2011.  The Company has committed to spend $14 million to complete the Study, to increase the size of the assay lab to accommodate increased drilling and to place advance orders for some equipment that require long lead-times for delivery within the expansion schedule.

Essakane is 90% owned by IAMGOLD, with the Government of Burkina Faso holding the remaining 10%.  Essakane reached commercial production in July 16, 2010, well ahead of schedule and on budget and is continuing to ramp up its throughput and production.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines on 3 continents and over 4 million kilograms of niobium from the Niobec mine in Canada.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and in the Canadian provinces of Ontario and Québec.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

2